**News Release**        EXHIBIT 1

                          SURETY CAPITAL CORPORATION
                        4th Quarter Operating Results
                        Unaudited Financial Highlights

For Release:  Immediately                             Contact:  C. Jack Bean
Date:  February 4, 1998                               Chairman of the Board
AMEX Symbol:  SRY                                     1 (800) SRY-5995

                                  Twelve Months Ended            Quarter Ended
                                      December 31,                December 31,
                                  1997            1996          1997         1996
                              -----------     -----------   -----------   ----------
Total interest income         $15,282,686     $14,390,362   $ 3,275,273   $3,914,604
Total interest expense          5,749,798       5,361,689     1,459,744    1,400,051
                              -----------     -----------   -----------   ----------
  Net interest income           9,532,888       9,028,673     1,815,529    2,514,553
Provision for credit losses     6,234,996         135,000     5,939,996       45,000
                              -----------     -----------   -----------   ----------
  Income after provision for
    credit losses               3,297,892       8,893,673    (4,124,467)   2,469,553
Total non-interest income       2,538,918       1,877,454       774,213      522,678
Total non-interest expense     11,113,184       8,135,012     4,332,126    2,083,304
                              -----------     -----------   -----------   ----------
  Income (loss) before income
    taxes                      (5,276,374)      2,636,115    (7,682,380)     908,927
Income tax expense (benefit)   (1,800,070)        938,128    (2,674,987)     344,157
                              -----------     -----------   -----------   ----------
  Net Income (loss)           $(3,476,304)    $ 1,697,987   $(5,007,393)  $  564,770
                              ===========     ===========   ===========   ==========


Weighted-average common stock
  outstanding                   5,751,847       5,389,366     5,753,793    5,747,243

Basic income (loss) per
  common share                     $(0.60)          $0.32        $(0.87)       $0.10

Weighted-average common stock
  outstanding and common stock
  equivalents                   5,990,815       5,437,661     5,991,740    5,759,503

Diluted income (loss) per share    $(0.58)          $0.31        $(0.84)       $0.10


                                                     December 31,
                                                1997              1996
                                            -------------     -------------
Total Assets                                $170,846,049      $176,439,310
Loans, net                                    96,761,742        95,750,642
Medical claims factoring receivables, net      3,073,155         6,116,271
Deposits                                     154,541,492       155,690,341
Shareholders' equity                          15,877,339        19,230,552
Book value per share                               $2.74             $3.34
Allowance for credit losses to total loans           0.8%             1.10%
Allowance for credit losses to medical
  claims factoring receivables                      58.4%              3.4%
Nonperforming loans to total loans                   0.2%              0.2%
Nonperforming assets to total assets                 3.2%              0.6%
Capital ratios
   Leverage ratio                                    6.1%              7.0%
   Tier I risk-based capital                         9.2%             11.1%
   Total risk-based capital                         10.5%             12.3%
   Loans to deposit                                 62.0%             62.2%

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

                               **News Release**

                          SURETY CAPITAL CORPORATION
                         4th Quarter Operating Results
                        Unaudited Financial Highlights

Hurst, Texas, February 4, 1998 - Surety Capital Corporation ("Surety Capital"), a bank holding company located in Hurst, Texas, announced today results for its year ended 1997. For the twelve months ended December 31, 1997, total interest income increased 6.2% to $15,282,686 from $14,390,362 in the comparable period in 1996. Net loss for the twelve months ended December 31, 1997, was ($3,476,304), or ($0.58) per diluted share, compared to net income of $1,697,987, or $0.31 per diluted share for the comparable period in 1996. For the quarter ended December 31, 1997, total interest income was $3,275,273 vs. $3,914,604 in the comparable period in 1996. The net loss for the fourth quarter was ($5,007,393), or ($0.84) per diluted share, compared to net income of $564,770, or $0.10 per diluted share in the fourth quarter of 1996.

Surety Capital experienced growth within its insurance premium finance division during 1997, with the average balance of insurance premium finance loans outstanding during 1997 increasing by 51.1% to $45,255,998 from $29,949,099 in 1996. The interest income generated by the insurance premium finance loans grew by 34.3% to $4,785,717 in 1997 from $3,563,467 in 1996.

The reported net loss in the fourth quarter was a result of a decision by Surety Capital's management to charge-off certain medical claims receivables and to make provision for other receivables outstanding over 120 days, due to management's concerns regarding the collectibility of such receivables. Management's fourth quarter and year-end evaluation of Surety Capital's medical claims factoring portfolio, indicated that at December 31, 1997, approximately $6,267,000 in medical claims receivables were outstanding over 120 days. Consequently, management determined that charge-offs of approximately $2,034,000 of the $6,267,000 were warranted in the fourth quarter as well as a provision for an additional $3,686,409 of such receivables. Due to the above, management decided to write-off all goodwill of $1,151,111 relating to medical claims factoring division during the fourth quarter.

New management within the medical claims factoring division will vigorously pursue collecting the portfolio of the outstanding receivables over 120 days old, as opposed to acquiring receivables from new customers. At this time, however, the Company cannot predict the likely amount of any such recoveries.

Surety Capital's core business of community banking and insurance premium financing loans remains sound and profitable, and the Company expects that business to continue to expand in the future. In light of the fourth quarter operating results, Surety Capital intends to ask permission from the Securities and Exchange Commission to withdraw its pending Registration Statement on Form S-1, the proceeds of which would have been used for its acquisition of TexStar National Bank. Surety Capital's acquisition of TexStar National Bank will proceed subject to the Company obtaining satisfactory financing to consummate the transaction.

This press release contains forward-looking statements. All forward-looking statements involve risks and uncertainties, including, without limitation, the risks detailed in Surety Capital's filings and reports with the Securities and Exchange Commission. Such statements are only predictions and actual events or results may differ materially.


                                www.sry.com
                           Email cjbean@sry.com

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